AGREEMENT NO: 384

                                                                   EXHIBIT 10.24


                         CUSTOM MANUFACTURING AGREEMENT

This Custom Manufacturing Agreement (this "Agreement") is entered into between Johnson Matthey Inc., having an office at 2003 Nolte Drive, West Deptford, NJ 08066 ("JMI"), and Celgene Corporation, having an office at 7 Powder Horn Drive, Warren, New Jersey 07059 ("Celgene"), to establish terms and conditions upon which JMI will manufacture for and sell to Celgene d-methylphenidate hydrochloride in bulk, non-sterile form ("Material"). This Agreement may be referenced in orders and other correspondence related hereto as Agreement No. 384.


1.   DEFINITIONS
     -----------

     1.1    The "Effective Date" of this Agreement is June 1, 2000.

     1.2 "cGMP" means those current practices, as amended from time to time, related to the manufacture of pharmaceutical active ingredients and their precursors laid down in guidelines and regulations such as the United States Code of Federal Regulations (Title 21, Parts 210-211), and the Guide to Inspection of Bulk Pharmaceutical Chemicals (U.S. Department of Health and Human Services, Revised September 1991).

     1.3    "DEA" means the United States Drug Enforcement Administration

     1.4 "Defective Material" means Material that does not conform to the warranties provided by JMI pursuant to Sections 7.1 and 7.2 hereunder, as determined in accordance with this Agreement.

     1.5    "FDA" means the United States Federal Food and Drug Administration.

     1.6 "Manufacturing Procedure" means Celgene's description of the synthesis of Material as provided by Celgene to JMI, attached hereto and incorporated herein as Exhibit A.

     1.7 "NDA" means Celgene's New Drug Application to the FDA for formulated Material.

     1.8 "Pilot Phase" means the period of time commencing upon the execution of this Agreement and continuing until the delivery of the Pilot Phase Material.

     1.9 "Pilot Phase Material" means d-methylphenidate hydrochloride in bulk, non-sterile form manufactured by JMI and supplied to Celgene during the Pilot Phase.

     1.10 "Raw Material Specifications" means Celgene's specifications for Resolving Agent as provided by Celgene to JMI, attached hereto and incorporated herein as Exhibit E.

     1.11 "Resolving Agent" means dibenzoyl-D-tartaric acid that meets the Raw Material Specifications.

     1.12 "Specifications" means Celgene's specifications for Material and the validated analytical methods for the testing and release of Material, all as provided by Celgene to JMI, attached hereto and incorporated herein as Exhibit B.

     1.13 "Validation Phase Material" means d-methylphenidate hydrochloride in bulk, non-sterile form manufactured by JMI and supplied to Celgene during the Validation Phase.

     1.14 "Validation Phase" means the period of time commencing upon the conclusion of the Pilot Phase and continuing until the completion of the regulatory filing described in Section 4.5.

2.   TERM AND EXCLUSIVITY
     --------------------

     2.1    Term
            ----

            This Agreement shall commence on the Effective Date and shall expire on March 31, 2006; provided, however, that this Agreement shall terminate on June 10, 2005, in the event that Celgene is no longer supplying product using d-methylphenidate hydrochloride to Novartis Pharmaceuticals Corporation, or its affiliates, licensees, successors or assigns ("NPC"), beyond such earlier termination date.

     2.2    Exclusivity
            -----------

            During the term of this Agreement, Celgene agrees to buy from JMI Material in quantities that shall equal at least fifty percent (50%) of Celgene's requirements for all formulations of Material from any bulk manufacturer thereof in each calendar year, including NPC; provided, however, that during calendar years 2001 and 2002, Celgene agrees to buy from JMI all of Celgene's requirements for all formulations of Material. During the terms of this Agreement, JMI agrees not to sell d-methylphenidate hydrochloride to any party other than Celgene; provided, however, that JMI shall not be prevented from selling the racemic mixture of methylphenidate hydrochloride to any third parties.

3.   DEVELOPMENT WORK
     ----------------

     3.1    Price for Development Services
            ------------------------------

            The parties hereto acknowledge and agree that process development, scale-up and validation work must be accomplished prior to the commencement of the purchase and supply obligations identified in
            Article 6. Celgene has paid to JMI, upon the delivery by JMI to Celgene of the first lot of Pilot Phase Material pursuant to Section 3.3, in addition to the prices for Material specified in Sections
            3.2 and 4.1, $300,000 for the foregoing services performed by JMI.

      3.2   Price for Pilot Material
            ------------------------

            The price for Pilot Phase Material is $8.00 per gram.

      3.3   Development Laboratory Lot
            --------------------------

            The first lot of Pilot Phase Material has been manufactured in JMI's development laboratory and was supplied to Celgene on June 20, 2000. This lot provided gram quantities in an amount sufficient for qualification testing in accordance with the Specifications.

     3.4    Pilot Lots
            ----------

            In addition to the lot manufactured pursuant to Section 3.3, JMI manufactured and on July 31, 2000, supplied to Celgene two lots of Pilot Phase Material in JMI's plant. Both lots together consisted of approximately forty (40) kilograms total of Pilot Phase Material.

     3.5    Manufacturing Conditions and Use
            --------------------------------

            Each of the two (2) lots of Pilot Phase Material supplied pursuant to Section 3.4 were manufactured under non-validated cGMP conditions. JMI supplied the Pilot Phase Material to Celgene for evaluation and regulatory filing purposes only and Celgene covenants that such Pilot Phase Material shall not be used for human consumption. All Pilot Phase Material is supplied without express or implied warranties. Full Material testing identified in the Specifications has been performed by Celgene on the Pilot Phase Material.

     3.6    Delivery
            --------

            Samples of Pilot Phase Material were supplied by JMI to Celgene on or about July 30, 2000.

4.   VALIDATION PHASE
     ----------------

     4.1    Price for Validation Phase Material
            -----------------------------------

            The price for all Validation Phase Material is $8.00 per gram.

     4.2    Validation Loss
            ---------------

            JMI manufactured three (3) lots of Validation Phase Material consisting of approximately sixty (60) kilograms each.

     4.3    Manufacturing Conditions and Use
            --------------------------------

            The Validation Phase Material was manufactured by JMI in conformance with cGMPs and in accordance with the synthetic route outlined in Exhibit A and tested to the Specifications specified in Exhibit B. JMI supplied the Validation Phase Material to Celgene for purposes of completing the process validation for Material.

     4.4    Delivery
            --------

            All Validation Phase Material was supplied by JMI to Celgene on December 14, 2000.

     4.5    Regulatory Filing
            -----------------

            JMI shall file a Drug Master File and provide Celgene with a reference letter for Material upon completion of the Validation Phase Material and three (3) months of stability testing.

     4.6    Testing
            -------

            The parties hereto acknowledge and agree that JMI will qualify analytical methods as provided by Celgene and perform the tests specified for Material in Exhibit B.

5.   RESOLVING AGENT SUPPLY
     ----------------------

     5.1 Celgene will provide all Resolving Agent needed by JMI to manufacture the Pilot Phase Material, Validation Phase Material and Material at no cost to JMI.

     5.2 Celgene shall ensure that all Resolving Agent delivered to JMI shall include instructions on proper handling requirements, including a Material Safety Data Sheet, and shall be packaged, labeled and transported in accordance with all applicable rules, regulations, tariffs, ordinances and statutes.

     5.3 Celgene warrants that the Resolving Agent supplied hereunder to JMI is suitable for use in manufacturing Material pursuant to the Manufacturing Procedure to meet the Specifications and shall conform to the Raw Material Specifications as described in Exhibit E attached hereto and incorporated herein, as such specifications may from time-to-time be amended by mutual written agreement or by requirement of the FDA or other governmental body.

6.   COMMERCIAL PHASE
     ----------------

     6.1 The price of the commercial batches of Material is specified on Exhibit C attached hereto and incorporated herein.

     6.2 Celgene shall provide a firm written order for Material approximately three (3) months prior to the date of the anticipated FDA approval of Celgene's NDA and shall also provide to JMI a written forecast of its requirements for Material for the next succeeding nine (9) months. Every three (3) months thereafter for the term of the Agreement, Celgene shall provide JMI with a firm order for the next three (3) months and a revised nine (9) month forecast; JMI shall be entitled to rely upon the first three (3) months of such nine (9) month rolling forecast for purposes of obtaining the raw materials from its suppliers (other than Celgene) for Material. JMI agrees to process and deliver quantities ordered by Celgene within three (3) months of the date of receipt of Celgene's firm order; provided that Celgene shall supply, free of charge, Resolving Agent to JMI in sufficient quantities for JMI to fill such purchase order, at least four (4) months in advance of the anticipated delivery date for such ordered Material. Forecasts or firm orders shall be revised in writing by Celgene should the quantity of a forecast or firm order change exceed ten percent (10%) of Celgene's most recent projections. JMI shall use reasonable efforts to process and deliver quantities called for in the revised forecasts, and Article 11 hereof shall apply to production of such quantities. For example, if Celgene anticipates FDA approval in April of 2001, Celgene shall provide in December, 2000 a firm order for Material for April, May and June for 2001 and a forecast for Material requirements for July, 2001 through March, 2002. Celgene shall take delivery of such firm order Material for the firm order period. If the forecasted requirements change exceeds ten (10) percent of the forecasted quantities for any month between July, 2001 and March, 2002, a new forecast shall be provided to JMI. In March 2001, Celgene shall provide a firm order for Material for July through September, 2001 and a revised forecast for the months October, 2001 through June, 2002. Material for firm orders for this period shall agree within ten (10) percent of the previous forecast as provided for in this section.

     6.3 Material shall be shipped FOB JMI's plant in such containers as may be agreed upon by the parties, packed in accordance with Department of Transportation and DEA requirements for interstate shipment.

     6.4 A ten percent (10%) over-run or under-run based on the quantity indicated on Celgene's purchase order is allowed so long as DEA manufacturing or procurement quotas for Material are not exceeded.

7.   LIMITED WARRANTY AND LIABILITY
     ------------------------------

     7.1 Material shall conform to the Specifications, as the Specifications may from time-to-time be amended by mutual written agreement or by requirement of the FDA, other governmental body or the then current edition of the U.S. Pharmacopeia; and JMI's production of Material shall conform to all applicable regulations of the FDA, and other cognizant governmental bodies as required; provided, however, that JMI shall not be responsible for adulteration of Material or Defective Material to the extent that such adulteration or Defective Material is due to a faulty Manufacturing Procedure or raw materials specified by Celgene. In the event that the Specifications are changed in a manner that results in increased costs to JMI the parties shall negotiate in good faith a price increase that is commensurate with the cost increase.


     7.2 JMI warrants and guarantees that, as of the date of each shipment hereunder of any articles subject to the provisions of the Federal Food, Drug and Cosmetic Act (the "Act"), such article is not, when shipped from JMI's West Deptford, New Jersey plant, adulterated or misbranded within the meaning of the Act or of any applicable state law in which the definitions of adulteration and misbranding are substantially the same as those contained in the Act, or an article which may not, under the provisions of Sections 404, 505, or 512 of the Act, be introduced into interstate commerce. EXCEPT FOR SECTION
            7.1 HEREOF AND THE PRECEDING SENTENCE, JMI MAKES NO REPRESENTATION OR WARRANTY OF ANY KIND, EXPRESSED OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY AS TO MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE, OR ANY OTHER MATTER WITH RESPECT TO THE MATERIAL WHETHER USED ALONE OR IN COMBINATION WITH OTHER SUBSTANCES.


     7.3 JMI will provide Celgene with the results of all assays required to be run under the Specifications. JMI will ship Material to Celgene in accordance with Articles 6 and 11. Material will be deemed accepted by Celgene upon final release by Celgene's Quality Assurance Department, but in no event later than sixty (60) days after receipt of the Material sold hereunder; provided, however, in the case of Material having latent defects resulting in a recall of products incorporating such Material, which upon diligent examination in accordance with the quality control testing procedures set out in the Specifications upon receipt could not have been discovered during such period, Celgene shall have the right to revoke its acceptance of such Material no later than at the time Celgene first becomes aware of the latent defect causing such Material to be Defective Material. Celgene, after becoming aware of such, shall promptly notify JMI in writing if the Material is Defective Material or is subject to any claim of damage in shipment or shortage. In the event the Material is Defective Material, or is subject to any claim of damage in shipment or shortage, the rejected Material shall not be used by Celgene and the entire shipment shall promptly be returned by Celgene to JMI at JMI's expense, or such other mutually agreed upon response shall be undertaken. JMI shall have the right, but not the obligation, to re-test the rejected Material in accordance with Exhibit B. In the event that JMI disputes Celgene's determination that Material is Defective Material or has been damaged or is subject to a shortage in quantity, the parties shall meet to resolve, in good faith, such dispute. In the event that JMI disputes Celgene's determination of Defective Material and the parties are unable to resolve such dispute, the parties shall promptly name an independent and mutually acceptable laboratory (the "Laboratory") that has been qualified for the appropriate testing method(s). The Laboratory shall test the Material in accordance with the Specifications, and such test results obtained by the Laboratory shall be final and controlling.

     7.4 Upon return of any rejected Material, and JMI's agreement, or a final determination in accordance with this Agreement, that such Material is Defective Material or has been damaged, JMI will replace the Material at JMI's cost and will resubmit to Celgene within sixty
            (60) days of receipt of additional raw materials from Celgene and JMI's other suppliers. CELGENE'S EXCLUSIVE REMEDY FOR BREACH OF WARRANTY SHALL BE RECOVERY OF DIRECT DAMAGES AND, EXCEPT TO THE EXTENT PROVIDED IN SECTION 7.7, JMI's LIABILITY FOR ANY AND ALL LOSSES OR DAMAGE FROM ANY CAUSE WHATSOEVER, INCLUDING WITHOUT LIMITATION, ALLEGED NEGLIGENCE, SHALL IN NO EVENT EXCEED THIS OBLIGATION TO REPLACE THE MATERIAL AND RESUBMIT IT TO CELGENE WITHIN THE TIME PERIOD STATED. In the event that JMI fails to replace the Material or fails to do so within the time period stated, Celgene shall have the right to demand a credit of the purchase price therefor. Subject to Section 7.7, JMI shall not be liable for, and Celgene assumes responsibility for, all injuries or damages to any person or property resulting from the handling, possession, or use of the Material following Celgene's receipt of the Material.

     7.5 IN NO EVENT SHALL JMI BE LIABLE FOR SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES, WHETHER CELGENE'S CLAIM FOR BREACH OF WARRANTY IS IN CONTRACT, NEGLIGENCE, STRICT LIABILITY OR OTHERWISE; PROVIDED, HOWEVER, THAT THE FOREGOING SHALL NOT IN ANY RESPECT WHATSOEVER LIMIT JMI'S LIABILITY UNDER SECTION 7.7. Except to the extent otherwise provided under Section 7.7, Celgene agrees to indemnify and hold harmless JMI from all losses, liability, damages, and/or expenses which may be sustained or claimed against JMI arising out of the handling, possession, or use of the Material, following Celgene's receipt of the Material.

     7.6 Celgene assumes and will bear the expenses of, and will hold JMI harmless against, any loss, suit, claim or damage arising from or out of any intellectual property liability for Material manufactured to Celgene's Specifications or by the Manufacturing Procedure provided by Celgene, including, without limitation, for actual or alleged infringement of any U.S. or foreign patents because of use of Material or such Manufacturing Procedure, including, without limitation, manufacturing Material with and use of Resolving Agent.

            JMI agrees to promptly notify Celgene in writing of all claims and threatened claims against JMI for which JMI may be entitled to indemnity hereunder. Celgene shall have the right to defend and/or settle any such claim and JMI shall give Celgene such information and assistance as may be reasonably necessary in the conduct of such defense. JMI shall have the right to participate in such defense at its cost.

     7.7 JMI assumes and will bear the expense of, and will hold Celgene harmless against, any loss, suit, claim, or damage asserted by a third party resulting from or out of Defective Material; provided that in no event shall JMI's liability in connection with its performance under this Agreement, regardless of the basis of the claim, exceed twenty million dollars ($20,000,000) in the aggregate.


     7.8 Celgene agrees to promptly notify JMI in writing of all claims and threatened claims against Celgene for which Celgene may be entitled to indemnity hereunder. JMI shall have the right to defend and/or settle any such claim and Celgene shall give JMI such information and assistance as may be reasonably necessary in the conduct of such defense. Celgene shall have a right to participate in such defense at its cost.

8.   FORCE MAJEURE
     --------------

     8.1 Original agreed upon times are not to be deemed of the essence of an accepted order and reasonable variations from originally agreed upon times will be accepted by Celgene. JMI's obligations to process and Celgene's obligations to take, Material shall be subject to any delays caused by acts of God, fires, floods, explosion, sabotage, riot, accidents; orders of, or failure to issue or continue in effect all necessary permits by, civil or military authorities whether relating to manufacture and sale of the Material, or discharge of materials into the environment or otherwise; delays by suppliers of fuel, power, raw materials (including Resolving Agent), containers or transportation; breakage or failure of machines, strikes, lockouts or labor trouble; perils of the sea; or any other cause beyond such party's reasonable control; provided that no event of force majeure shall excuse Celgene from taking and paying for Material that JMI has made or that is in the process of being made and is subject to a firm order therefor.

     8.2 The party invoking this Article 8 shall give the other party prompt written notice of any event that is likely to delay shipment or acceptance. No such delay shall result in cancellation of quantities required hereunder, or of this Agreement, provided that either party may cancel or amend the quantities delayed wihout penalty if any delay lasts longer than ninety (90) days.

     8.3 If for any reason JMI is unable or unwilling to supply such quantity and/or quality of Material to Celgene as contemplated hereunder, Celgene shall have the right to qualify an alternate source of Material and purchase such quantity of Material from such source, without further obligation to JMI hereunder with respect to such Material that JMI does not supply; provided, however, that upon written notice by JMI that JMI is able to resume the supply of Material, Celgene shall resume its purchasing from JMI; provided further, however, that Celgene may not invoke the provisions of this
            Article 8 due to its inability to supply Resolving Agent to JMI if Celgene is able to supply Resolving Agent to any third party.

9.   GROSS INEQUITIES
     ----------------

     9.1 It is the further intent of the parties hereto that they shall mutually benefit from the terms, conditions and provisions of this Agreement, and in the event that either party shall suffer a gross inequity resulting from such terms, conditions or provisions, or from a substantial change in circumstances or conditions, the parties shall negotiate in good faith to resolve or remove such inequity. It is mutually understood and agreed, however, that nothing herein shall be construed to relieve either party of any of its obligations under this Agreement, unless and until such changes have been agreed to in writing by both parties.

10.  PAYMENT
     -------

     10.1 Celgene will remit payment in U.S. dollars within thirty (30) days from the date of the invoice. Celgene agrees to pay an interest charge equal to one and one-half percent (1.5%) per month on the unpaid balance on any invoice.

     10.2 Price Charges - The price of Material shall be automatically subject to price escalation on the first day of each calendar year beginning with January 1, 2002, by a percentage equal to the percentage change in the producer price index ("PPI"). The PPI referenced herein shall be determined from Table VI of the Producer Prices and Price Index, commodity code 063 for drugs and pharmaceuticals, Bureau of Labor Statistics (or if discontinued such equivalent index as is mutually agreed to by the parties). The percentage change in the PPI shall be determined by dividing the final annual average PPI for the immediately preceding calendar year by the final annual average PPI for the next preceding calendar year. For example, the price increase effective January 1, in year X would be determined under the above formula by dividing the final annual average from calendar year X-1 by the final annual average PPI from calendar year X-2. If such percentage change is less than zero percent (0.00%), the prices shall remain unchanged.

     10.3 Any present or future duty, sales, use, excise or other taxes other than taxes on income, whether Federal, State or local, applicable to this transaction are not included in the price herein stated and when due shall be paid by Celgene without cost or charge to JMI.

11.  DEA AND HAZARDS REQUIREMENTS
     ----------------------------

     11.1 The Material is scheduled under the Federal Controlled Substances Act. JMI is required to obtain a quota from the DEA before producing Material. DEA quotas are limited, therefore, in order to assure Celgene of the supplies agreed to hereunder, JMI agrees to use its reasonable best efforts to obtain DEA manufacturing quota and Celgene shall use its reasonable best efforts to cooperate with JMI's request for manufacturing quota and obtain DEA procurement quota sufficient to allow JMI to process Celgene orders for Material.

     11.2 Each party's obligation hereunder is subject to obtaining the necessary DEA quota. Neither party shall be liable to the other for that quantity of Material which the other party is unable to supply or take as a result of failure to obtain the necessary DEA quota so long as it has used reasonable best efforts to obtain sufficient DEA quota.

     11.3 Each party shall use its best efforts consistent with reasonable business practices and its obligations under this Agreement to inform the other party of any hazards or precautions which need to be taken, of which the party is or becomes aware, with respect to the manufacture or handling of Material and Resolving Agent and the use of Manufacturing Procedure during every phase under this Agreement.

12.  EARLY TERMINATION
     -----------------

     12.1 In addition to termination as provided for in Article 2, this Agreement can be terminated by JMI for nonpayment of any sums due hereunder (remaining unpaid for more than thirty (30) days after notice to Celgene), or by either party at any time with 90 days' advance written notice:

            (i) on account of a material violation of the Agreement by the other party, provided, however, that such notice shall be null and void if the offending party cures the violation before expiration of the ninety (90) days notice period; or

            (ii) when the other party makes a general assignment for the benefit of its creditors, has a custodian, receiver or any trustee appointed for it or a substantial part of its assets, commences any voluntary proceeding under any bankruptcy law; or

            (iii) when a court having jurisdiction over the other party shall enter a decree or order for relief in any involuntary case under applicable bankruptcy law and such decree or order shall continue unstayed and in effect for a period of sixty
                   (60) days or more; or

            (iv)   product withdrawal by Celgene, FDA or DEA.

     12.2 Termination for any reason by either party under this Article 12 shall not prejudice that party's remaining contractual rights hereunder, including without limitation rights to direct damages, nor terminate obligations set forth in Articles 7 and 17 hereof.

13.  ENTIRE AGREEMENT
     ----------------

     13.1 This Agreement constitutes the entire agreement between the parties. No modifications to, supplementation of, or addition of terms or conditions to this Agreement, whether contained in any purchase order, confirmation or otherwise, shall be effective unless made in writing and signed by the party to be charged with modification. In furtherance and not in limitation of the foregoing, the parties acknowledge and agree that the terms of the purchase orders issued hereunder shall be binding for quantities and delivery dates only, and any other terms and conditions contained thereon shall be of no force and effect.


14.  GOVERNING LAW
     -------------

     14.1 This Agreement shall be interpreted in accordance with the laws of the state of New Jersey where it is deemed to have been executed and where both parties have their principal place of business relevant to the subject matter of this Agreement.

15.  ASSIGNMENT
     ----------

     15.1 Neither party shall, without the prior written consent (not to be unreasonably withheld or delayed) of the other party having been obtained, assign or transfer this Agreement to any person on entity, in whole or in part, provided that, each party may assign or transfer this Agreement to any Affiliate or to any successor by merger of such party or its pharmaceutical business to which this Agreement relates, or upon a sale of all or substantially all of such parties assets, or the assets or its pharmaceutical business to which this Agreement relates, and provided further that Celgene may assign this Agreement to NPC, in each case, without the prior written consent of the other party hereto. All of the terms and provisions of this Agreement shall be binding upon and inure the benefit of and be enforceable by the parties hereto and their respective successors and assigns. Notwithstanding the foregoing, this Agreement is entered into solely for the benefit of the parties hereto and not for the benefit of any other persons or entities. No other persons or entities may enforce it for their benefit nor shall they have any claim or remedy for its breach.


16.  NOTICES
     -------

     16.1 All notices, requests, and other communications, hereunder shall be deposited in the United States mail, registered or certified, postage prepaid, addressed as follows:

            If to Celgene:                        With a copy to:
            Celgene Corporation                   Proskauer Rose LLP
            7 Powder Horn Drive                   1585 Broadway
            Warren, NJ 07059                      New York, NY 10036-8299
            Attn: Joseph J. Day Jr.               Attn: Robert A. Cantone
            Senior Vice President
            Planning & Business Development

            If to JMI:                            With a copy to:
            Johnson Matthey Inc.                  Johnson Matthey Inc.
            2003 Nolte Drive                      460 E. Swedesford Road
            West Deptford, NJ 08066               Wayne, PA 19087
            Attn: Vice President &                Attn: Vice President &
                  General Manager                       General Counsel

17.  CONFIDENTIALITY
     ---------------

     17.1 Neither party shall disclose to any third party, except as may be required by law in a manner that preserves confidentiality to the maximum extent permitted by law, the substance of this Agreement. All written information provided by either party to the other hereunder including, but not limited to, volume requirements, pricing, delivery schedules, and process data, is the disclosing party's confidential information, as the same is defined in that certain Confidentiality Agreement between the parties, dated effective February 28, 2000, a copy of which is attached hereto as Exhibit D and incorporated herein as if fully rewritten. Notwithstanding anything to the contrary contained in such Confidentiality Agreement, the receiving party agrees not to use or disclose any such information or use such information except for purposes of performance hereunder, and then only in a manner that preserves confidentiality to the maximum extent permitted by law, during the term of this Agreement and for a period of five (5) years after the termination of this Agreement, provided that the receiving party may use or disclose any such information that (1) is already known to it at the time of disclosure to the receiving party; (2) becomes publicly known through no fault of the receiving party; or
            (3) is disclosed to the receiving party by a third party who is free to make such disclosure.

     17.2 Celgene, and NPC on behalf of Celgene, shall have the right, on reasonable advance notice and during normal business hours, to inspect JMI's facilities and operations to confirm compliance with JMI's obligations under this Agreement; provided that JMI shall have the right to safeguard its confidential information and information that is subject to JMI's obligations of confidentiality to a third party; provided further, that any inspection by NPC shall be subject to he execution of a confidentiality agreement, on terms reasonably satisfactory to JMI, between JMI and NPC.

18.  NATURE OF AGREEMENT
     -------------------

     18.1 In operating under this Agreement, each party shall act independently and this Agreement shall not be construed as creating any partnership, joint venture or incorporated business entity. Neither party shall have any authority to incur any liability or obligation whatsoever on behalf of the other.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives.


CELGENE CORPORATION                    JOHNSON MATTHEY INC.

By /s/ Sol J. Barer                    By /s/ Forrest K. Sheff
   -----------------------------          --------------------------------------
   TYPED NAME: SOL J. BARER, PhD          TYPED NAME: FORREST K. SHEFF
   -----------------------------          --------------------------------------
   TITLE: President & COO                 TITLE: Vice President/General Manager
   -----------------------------          --------------------------------------
   Date: 3/1/01                           Date: 3/5/01
   -----------------------------          --------------------------------------



March 5, 2001